

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Jim Xu
Chief Executive Officer
LOBO EV TECHNOLOGIES LTD
Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People's Republic of China, 214111

       Re: LOBO EV TECHNOLOGIES LTD
          Amendment No. 3 to Draft Registration Statement on Form F-1
          Submitted January 9, 2023
          CIK No. 0001932072

Dear Jim Xu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 58

1.   Your response to prior comment 6 indicates that the relevant changes were made. However, we note that the capitalization section still presents your data as of December 31, 2021. As originally requested, please revise to update your capitalization table to include the most recent balance sheet data presented in your filing. The dilution section should be similarly revised.

Compensation of Directors and Executive Officers, page 120

2.   Please update your Compensation of Directors and Executive Officers for the year ended December 31, 2022.

Related Party Transactions, page 123

3.   We note that this section includes "a list of related parties with which the Company has transactions during the years ended December 31, 2021 and 2020." Please revise to include information since the beginning of the company's preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F.

You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence Venick